February 11, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Assistant Director

Re:	Dolphin Digital Media, Inc. (the “Company) Form 10-K
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-50621
Dear Mr. Spirgel:
The purpose of this letter is to provide the Company’s responses to the December 29, 2009 Comment Letter (the “Comment Letter”) to Mr. William O’Dowd IV, Chief Financial Officer of the Company. This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.
Note 5 — Intangible Assets, page F-15

COMMENT 1.
We note your response and continue to believe that SAB 48 does not apply to the referenced transaction. We believe that Digital Media was the accounting acquirer of Logica Holdings on June 23, 2008 and that SFAS 141 purchase accounting should have been applied to this transaction. Please amend your 12/31/08 10-K and any subsequent affected filings accordingly.

Response: We have amended our 10K to reflect the Dolphin Digital Media has the acquirer and fair valued the assets and liabilities purchased from Logica Holdings. Please see restatement footnote 4 and acquisition footnote 8.
Note 6 — Notes Payable, page F-15

COMMENT 2.
We note your response that the sale and conversion of common stock throughout 2008 was actually sales of stock to private 3rd party investors. Please revise the notes to your financial statements to reflect the appropriate description of the transactions.

Larry Spirgel, Assistant Director
February 11, 2010

Response: We have update footnote disclosure to reflect the changes.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and adequacy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have on the Company’s filings. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Sincerely, Dolphin Digital Media, Inc.
By:	/s/ William O’Dowd IV
William O’Dowd IV
Chief Financial Officer